

Azin Farassat · 3rd
MBA, PMP, Certified Leadership Coach
San Francisco Bay Area · Contact info
500+ connections

 Ziggurat Technologies, Inc.

Experience


VP of Operations and HR
Ziggurat Technologies, Inc.
Jul 2019 – Present · 2 yrs 4 mos
San Francisco Bay Area


Head Of Division
Stanford University
Mar 2019 – Present · 2 yrs 8 mos
Palo Alto, CA


Head of Business Operations / Chief of Staff
Symantec
Jul 2017 – Mar 2019 · 1 yr 9 mos
Mountain View, CA


COO / Co-founder
Akkadian Innovations (Previously A&F Innovative Solutions, LLC.)
Jan 2010 – Aug 2017 · 7 yrs 8 mos
San Jose, Ca


Director of Operations and PMO / Chief of Staff
Intuit
May 2015 – Nov 2016 · 1 yr 7 mos
Menlo Park, CA

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Education


University of California, Riverside
BS, Biology and Chemistry


San Jose State University
Master of Business Administration (M.B.A.), Marketing and Management

Licenses & certifications


Human Resources Foundations
LinkedIn
Issued Jun 2020 · No Expiration Date


Certified Professional Coach (CPC)
iPEC Coaching
Issued Dec 2019 · No Expiration Date
See credential


Energy Leadership™ Index Master Practitioner (ELI-MP)
iPEC Coaching
Issued Nov 2019 · No Expiration Date
See credential

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